

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Francis M. DiNuzzo
President and CEO
Strategic Diagnostics, Inc.
111 Pencader Drive
Newark, Delaware 19702

> **Re:** **Strategic Diagnostics Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2013**
> **File No. 000-22400**

Dear Mr. DiNuzzo:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. Please revise to include the financial information called for by Item 14(c)(1) of Schedule 14A. This includes your audited financial statements for the two most recent fiscal years plus unaudited interim periods. Please also provide unaudited financial statements of the business to be disposed for the same periods; however, you may include audited financial statements of that business for each of the two most recent fiscal years if they are available. Please also include your pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period. See generally Section H6 of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief